Exhibit 8.1

	Subsidiaries
Legal Name	Place of Incorporation	Doing Business As	Ownership %1

Lan Argentina S.A.	Argentina	Lan Argentina	99%
Aerolinhas Brasileras S.A.	Brazil	ABSA	73.3%
Inmobiliaria Aeronáutica S.A.	Chile	Inmobiliaria Aeronáutica	100%
Inversiones Lan S.A.	Chile	Inverlan	99.7%
Lan Cargo S.A.	Chile	Lan Chile Cargo	99.89%
Lan Pax Group S.A.	Chile	Lan Pax Group	100%
Transporte Aéreo S.A.	Chile	LanExpress	100%
Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	Lan Ecuador	71.92%
Aerotransporte Mas de Carga S.A.	Mexico	Mas Air	69.15%
Lan Perú S.A.	Peru	Lan Perú	70%
Comercial Masterhouse SA	Chile	Comercial Masterhouse	100%
Linea Aerea Nacional Chile S.A.	Chile	Lan Chile	100%
Línea Aérea Carguera de Colombia	Colombia	LANCO	90%
Aerovías de Integración Regional S.A.	Colombia	Aires	94.99%

1	Percentage of equity owned by Lan Airlines S.A. directly or indirectly through subsidiaries or affiliates